February 4, 2025

Jialuan Ma
Chief Executive Officer
UY Scuti Acquisition Corp.
39 E Broadway, Suite 603
New York, NY 10002

       Re: UY Scuti Acquisition Corp.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted January 13, 2025
           CIK No. 0002036973
Dear Jialuan Ma:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 31, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1
Cover Page

1. We note your response to prior comment 1. Please provide a cross-reference, highlighted by prominent type or in another manner, to the locations of all compensation related disclosures in the prospectus. See Item 1602(a)(3) of Regulation
       S-K.
 February 4, 2025
Page 2
Dilution, page 43

2. We note your response to our prior comment 8 and your updated dilution disclosure. We remain unclear why your dilution table on page 44 reflects a
       redemption value of $8.93 per ordinary share rather than $10.00 per ordinary share for each redemption scenario of your NTBV calculation. As such, please revise your disclosure to reflect the number of ordinary shares redeemed at the amounts equivalent to the amounts to be paid for redemptions for each redemption scenario of your NTBV calculation, which is initially anticipated to be $10.00 per ordinary share.
       In additon, your revised disclosure should consider that you may not redeem your public shares in an amount that would cause your net tangible assets to be less than
       $5,000,001 in your determination of your maximum redemption threshold for your revised dilution presentation.
Dilution , page 126

3. We note your response to our prior comment 12 and your revised disclosure.
       However, it is unclear how your dilution disclosure on pages 126 - 128 complies with the requirements in Item 1602(c) of Regulation S-K. Your disclosure should include a tabular format with quartile intervals based on percentages of the maximum redemption threshold; the offering price as of the most recent balance sheet date filed; the net tangible book value per share, as adjusted, as if the offering and assumed redemption levels have occurred and to give effect to material probable or consummated transactions. In addition, your disclosure should provide the difference between the offering price and the net tangible book value per share, as adjusted, and a description of the model, methods, assumptions, estimates, and parameters necessary to understand the tabular disclosure. Please revise your disclosure to comply with Item 1602(c) of Regulation S-K, or advise.

       Please contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or David Link at 202-551-3356
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Bill Huo